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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                       SUNQUEST INFORMATION SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                       SUNQUEST INFORMATION SYSTEMS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  867654 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            DR. SIDNEY A. GOLDBLATT
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                       SUNQUEST INFORMATION SYSTEMS, INC.
                          4801 EAST BROADWAY BOULEVARD
                           TUCSON, ARIZONA 85711-3609
                                 (520) 570-2000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                WITH A COPY TO:

            WILLIAM J. HEWITT, ESQ                        STANLEY J. LEHMAN, ESQ.
 REBOUL, MACMURRAY, HEWITT, MAYNARD & KRISTOL         KLETT ROONEY LIEBER & SCHORLING
             45 ROCKEFELLER PLAZA                      ONE OXFORD CENTRE, 40TH FLOOR
           NEW YORK, NEW YORK 10111                    PITTSBURGH, PENNSYLVANIA 15219

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is Sunquest Information Systems, Inc., a Pennsylvania corporation (the "Company"). The address of the principal executive offices of the Company is 4801 East Broadway Boulevard, Tucson, Arizona 85711-3609. The telephone number of the Company at its principal executive offices is (520) 570-2000.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Statement") relates is the Common Stock, no par value, of the Company (the "Common Stock"). As of June 21, 2001, there were 15,601,368 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the tender offer by Sunshine Acquisition Corporation (the "Purchaser"), a Pennsylvania corporation and an indirect wholly-owned subsidiary of Misys plc, a public company incorporated under the laws of England ("Misys"), to purchase all of the outstanding shares of Common Stock (the "Shares"), at a purchase price of $24.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's offer to purchase, dated June 29, 2001 (the "Offer to Purchase"), and in the related letter of transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Misys and the Purchaser with the Securities and Exchange Commission on June 29, 2001.

     The Offer is being made pursuant to the Agreement for Tender Offer and Merger, dated as of June 24, 2001 (the "Agreement"), among Misys, Kirsty, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Misys ("Kirsty"), the Purchaser and the Company. The Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Pennsylvania Business Corporation Law (the "PBCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be an indirect wholly-owned subsidiary of Misys. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Misys, any of its subsidiaries (including Kirsty and the Purchaser), the Company (as treasury stock), and Shares held by shareholders who properly demand appraisal and comply with the provisions of Section 1930 of the PBCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration"). The Agreement is summarized in Section 13 of the Offer to Purchase. A copy of the Agreement is attached hereto as Exhibit (e)(1) and is incorporated herein by reference.

     The Schedule TO states that the principal executive offices of Misys are located at Burleigh House, Chapel Oak, Salford Priors, Worcestershire WR11 5SH England and the principal executive offices of Kirsty and the Purchaser are located at 45 Broadway, New York, New York 10006.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its
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affiliates and (1) the Company's executive officers, directors or affiliates or
(2) the Purchaser, Misys, Kirsty or their respective executive officers, directors or affiliates.

THE AGREEMENT

     The summary of the Agreement and the description of the conditions of the Offer contained in Sections 13 and 15, respectively, of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

THE SHAREHOLDERS' AGREEMENT

     The summary of the Shareholders' Agreement contained in Section 13 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Shareholders' Agreement (the "Shareholders' Agreement"), which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

THE CONFIDENTIALITY AGREEMENT

     The summary of the confidentiality agreement, dated as of December 20, 2000 (the "Confidentiality Agreement"), between the Company and Medic Computer Systems, L.L.C., a wholly owned subsidiary of Misys ("Medic"), contained in
Section 13 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit
(e)(3) hereto and is incorporated herein by reference.

EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS

STOCK OPTIONS

     The summary of the treatment of stock options granted under the Company Stock Option Plan under the Agreement contained in Section 13 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

EMPLOYMENT AGREEMENT

     The Company's employment agreement with Nina M. Dmetruk, a director of the Company and the Company's Executive Vice President & Chief Financial Officer, provides that Ms. Dmetruk will be entitled to $1.2 million in severance pay in the event that the employment agreement is terminated: (i) by the Company at any time for other than cause; (ii) by Ms. Dmetruk within 90 days of such time as Sidney A. Goldblatt, Bradley L. Goldblatt, Curtis S. Goldblatt and Jodi Beth Gottlieb, and trusts created for their benefit, cease to own, directly or indirectly, fifty percent or more of the outstanding stock of the Company; or
(iii) by Ms. Dmetruk because of a material breach of the employment agreement by the Company which has not been corrected by the Company within ten days of written notice of such breach or because of certain gross negligence, willful misconduct or malfeasance by the Company which is determined to be detrimental to Ms. Dmetruk.

INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE

     The Agreement provides that after the Effective Time, Misys shall cause the surviving corporation to fulfill and honor in all respects the Company's and its subsidiaries existing obligations pursuant to any

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indemnification agreements with their directors and officers in effect immediately prior to the Effective Time and any obligations to indemnify and hold harmless from liabilities for acts or omissions occurring at or prior to the Effective Time those classes of persons currently entitled to indemnification from the Company and its Subsidiaries as provided in their respective Certificate or Articles of Incorporation and Bylaws. For a period of six years after the Effective Time, Misys shall not, unless required by law, amend the existing indemnification and exculpation from liability provisions set out in the Company's Articles of Incorporation and Bylaws and shall maintain in effect the Company's current directors' and officers' liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by the Company's directors' and officers' liability insurance on terms with respect to coverage and amount no less favorable than those of such policy or policies as in effect on the date hereof, provided that Misys may substitute therefor policies of Misys or its Subsidiaries containing terms with respect to coverage and amount no less favorable to such directors or officers.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE BOARD

     The Board of Directors of the Company unanimously (1) has determined that the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Shareholders of the Company and (2) has approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger.

     ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF THE COMMON STOCK TENDER THEIR SHARES IN THE OFFER.

BACKGROUND OF THE OFFER; CONTACTS WITH MISYS

     On May 4, 2000, the Board met to consider strategic alternatives to enable the Company to enhance shareholder value. At that meeting, Deutsche Banc Alex. Brown ("DBAB") made a presentation, including a review of the Company's business and its transactional alternatives, including process and timing considerations.

     On June 29, 2000, the Board met with the Company's legal advisers, Klett Rooney Lieber & Schorling ("KRL&S") and Reboul, MacMurray, Hewitt, Maynard & Kristol ("RMHM&K") to consider proceeding with an organized process to explore such transactional alternatives.

     On August 8, 2000, the Company retained DBAB to provide advisory and investment banking services in connection with the exploration of possible strategic alternatives, including a possible sale or merger transaction involving the Company. The Board authorized DBAB to contact, in a controlled process, potential financial and strategic buyers or partners to determine their levels of interest for a purchase or other business combination.

     On August 9, 2000, the Company announced its results for the second quarter ended June 30, 2000 and that the Company had retained DBAB to explore the Company's strategic alternatives.

     Beginning in December 2000, DBAB contacted 24 potential financial buyers and 12 potential strategic merger partners. In December 2000, the Company entered into confidentiality agreements with 16 of these financial parties and six of the potential strategic parties, and provided each with confidential information concerning the Company. On January 19, 2001, DBAB received preliminary indications of interest from nine of the parties who received the confidential information. Of the financial parties contacted, six (including two acting jointly) indicated in writing their interest in acquiring the Company, at preliminary prices ranging from $12.00 to $17.00 per share in cash (the Company's stock price traded in January 2001 at prices ranging from a low of $7.25 to a high of $12.625 per share). In addition, three of the strategic parties also submitted preliminary proposals to acquire the Company at prices ranging from $11.00 to $25.00. Two of these proposals offered stock of the acquiring party as the consideration.

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     The Company and DBAB determined to continue discussions with the five parties, including Misys, which indicated the highest preliminary prices in their proposals. From February through April 2001, each of these parties received presentations from the Company's management and conducted additional due diligence, including review of documents in the data room maintained by the Company in Tucson, Arizona. Each party received a draft merger agreement and schedules prepared by RMHM&K and KRL&S, and was asked to submit a markup of the agreement with their proposals. On February 6 and April 10, 2001, representatives of Misys met with representatives of the Company to discuss a possible transaction. On April 17, 2001, DBAB received proposals from each of the three strategic parties, including Misys. One party offered its own stock as consideration at a price per share of $11.00. Another party offered $19.00 per share in cash. Misys' preliminary indication of interest provided for the acquisition of the Company at a per share price of $20.00, but indicated that due to its proposed method of financing the transaction, it would not be able to proceed to negotiate a definitive agreement until mid-June 2001. Misys' proposal included a markup of the proposed merger agreement. None of the prospective financial buyers submitted written proposals.

     On April 23, 2001, the Board of Directors of the Company held a telephonic board meeting to consider the proposals and decided to discuss each in greater detail at the board meeting to be held on April 25, 2001, when DBAB would be making a presentation to the board of the status of the process. On April 25, 2001, the Board met at Company headquarters in Tucson, Arizona, immediately after the Company's annual meeting of stockholders. Based on the Misys timing requirements and the status of the other proposals received, the Board directed DBAB to notify all potential bidders that the date for final proposals was to be extended to June 20, 2001.

     After April 25, 2001, representatives of Misys conducted additional due diligence. On May 21, 2001, representatives of the bidder that had initially proposed $19.00 in cash met with representatives of the Company and indicated interest in a transaction having a value in the range of $19.00 to $22.00 per share, payable in stock. Subsequently, this other bidder advised the Company that it was withdrawing from the process, although as indicated below it subsequently renewed its interest. On June 13, 2001, representatives of the Company made additional presentations to representatives of Misys concerning the operation of the Company's business.

     On June 5 and June 11, 2001, representatives of RMHM&K and KRL&S met with representatives of Debevoise & Plimpton, counsel to Misys, to negotiate the draft Agreement. On June 14, 2001, Kevin Lomax, the Chairman of Misys, and Strone Macpherson, the Deputy Chairman of Misys, met with Dr. Sidney Goldblatt, co-founder, Chairman and Chief Executive Officer of the Company to discuss the results of the continuing Misys due diligence and the potential for value in a combined company.

     During the period from June 15 to 18, 2001, a representative of the bidder that had previously announced its withdrawal had several telephone conversations with a representative of the Company and indicated a continuing interest in a stock transaction in the range previously discussed or somewhat higher. On June 20, 2001, DBAB received a proposal from Misys to acquire, through an indirect acquisition subsidiary, the Company at a price of $23.10 per share in cash in a tender offer (to be followed by a "short-form merger"). Under the proposal, Dr. Goldblatt and trusts (the "Trusts") for members of his family (who collectively own approximately 76% of the outstanding shares of Common Stock) would agree to tender all their shares and would also grant Misys an option to purchase their shares at the offer price. A telephonic meeting of the Board of Directors of the Company was held on the morning of June 21, 2001 to consider the Misys proposal. At the meeting, the Board considered the Misys proposal extensively, and it instructed DBAB to communicate with representatives of Dresdner Kleinwort Wasserstein ("DKW"), Misys' investment bankers, to seek to obtain a higher offer. Later that day, DBAB advised DKW that the $23.10 would not be sufficient to effect a transaction and that it would be necessary for Misys to increase its offer. On June 22, 2001, Misys increased its proposal to a final price of $24.00 per share in cash.

     The telephonic meeting of the Board of the Company was reconvened after the close of the financial markets on June 22, 2001. A representative of KRL&S outlined the terms of the offer and the proposed Agreement and Shareholders' Agreement. In addition, the Board considered the feasibility of renewing negotiations with the other bidder. A representative of DBAB presented a summary of its analyses of the

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financial aspects of the proposed transaction, to the effect that, subject to a review of the final terms of the proposed transaction, DBAB expected to be able to deliver an opinion that based upon and subject to the assumptions made, matters considered and the limits of the review undertaken by DBAB, the transaction was fair, from a financial point of view, to the shareholders of the Company. Dr. Goldblatt indicated his willingness and the willingness of the Trusts to tender shares owned by them based upon Misys' latest proposal. The full Board of Directors then unanimously approved the principal terms of the proposed Agreement and the Shareholders' Agreement (to be signed by Dr. Goldblatt and the Trusts), determined that the transaction was fair to the shareholders of the Company and authorized management to finalize the details of the Agreement and execute the Agreement, all subject to receipt of the signed fairness opinion from DBAB.

     From the evening of June 22, 2001 through the afternoon of June 24, 2001, the parties resolved all outstanding contractual issues. During the afternoon of June 24, 2001, DBAB delivered its written opinion that as of such date, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by DBAB, the $24.00 per share to be received by the Company's shareholders in the proposed transaction was fair from a financial point of view to such shareholders. On June 24, 2001, Misys, Kirsty, the Purchaser and the Company executed the Agreement. At the same time, Dr. Goldblatt, the Trusts, Misys, Kirsty and the Purchaser executed the Shareholders' Agreement.

     On the morning of June 25, 2001, the Company and Misys each issued press releases announcing the execution of the Agreement.

     On June 29, 2001, in accordance with the Agreement, the Purchaser commenced an offer for all of the Shares.

REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS

     In reaching its recommendation described above, the Board of Directors considered a number of factors, including the following:

     - Company Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company operates.

     - Transaction Financial Terms/Premium to Market Price. The Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares. The Offer Price represents a 63% premium over the $14.74 closing price of the Shares on Nasdaq on June 22, 2001 (the last trading day prior to the announcement of the agreement with Misys). The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock consideration. The Board was aware that the consideration to be received by the holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

     - Treatment of Options. The Board considered the treatment of stock options granted under the Company Stock Option Plan. Assuming completion of the Offer, each outstanding option (whether vested or not) is to be cashed out at the difference between the Offer Price and its exercise price. The Offer Price represents a 114% premium over the $11.2393 weighted average exercise price of outstanding options.

     - Strategic Alternatives. The Board considered the presentation of the Company's financial advisor, Deutsche Banc Alex. Brown Inc. ("DBAB"), and the Board's review with respect to trends in the industry in which the Company operates and the strategic alternatives available to the Company, including the alternative to remain an independent public company, the possibility of acquisitions of or mergers with other companies in such industry, as well as the risks and uncertainties associated with such alternatives. The Board considered the results of the process that had been conducted by DBAB to assist the Board in its evaluation of strategic alternatives, including the fact that confidential information had initially been provided to 22 potentially interested parties and that the Company did
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       not receive any proposal that offered value superior to the Offer and the
       Merger or that the Board believed was more likely to be consummated. The Board also considered the complementary nature of the two companies' products and customer bases, and the experience, size and financial strength of Misys.

     - DBAB Fairness Opinion. The Board considered the presentation from DBAB to the effect that, subject to review of the final terms of the transaction, DBAB expected to be able to deliver a written opinion (which was received on June 24, 2001) that as of June 24, 2001, based upon and subject to the assumptions made, matters considered and the limits of the review undertaken by DBAB, the $24.00 per Share to be received by holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. The full text of DBAB's written opinion, dated June 24, 2001, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by DBAB in connection with the opinion is attached as Annex A hereto and incorporated herein by reference. Shareholders are urged to read this opinion in its entirety. The Board was aware that DBAB becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

     - Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Agreement, and the structure of the transaction as a tender offer for all of the Shares, which should allow shareholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer.

     - Limited Conditions to Consummation. The obligation of Misys and the Purchaser to consummate the Offer and the Merger is subject to a limited number of conditions, with no financing condition. The Board also considered the likelihood of obtaining required regulatory approvals, and the terms of the Agreement regarding the respective obligations of Kirsty, the Purchaser and the Company with respect to the pursuit of such regulatory approvals. Since Dr. Goldblatt and the Trusts agreed to sign the Shareholders' Agreement and tender their shares representing approximately 76% of the outstanding Common Stock in the Offer, the Board considered that the minimum condition for the Offer was very likely to be satisfied.

     - Alternative Transactions. The Board considered that under the terms of the Agreement, although the Company is prohibited from soliciting alternative acquisition proposals from third parties, the Company may engage in negotiations with, and may furnish non-public information to, a third party concerning an acquisition proposal if, among other things, the Board determines in good faith after receipt of advice from its financial advisor and outside legal counsel that such acquisition proposal is reasonably likely to result in a transaction that is more favorable to the Company's shareholders (in their capacities as shareholders), from a financial point of view, than the Offer and the Merger, and that is reasonably capable of being completed. The Board considered that the terms of the Agreement permit the Company to terminate the Agreement to enter into such a superior transaction involving the Company if, among other things, (i) the Company is not in breach of the "no solicitation" provisions of the Agreement, (ii) the Company gives Misys notice that it intends to enter into an agreement for such superior transaction and the material terms of such transaction,
       (iii) Misys does not make, within four days of receipt of such notification, an offer that the Board determines, in good faith and after consultation with its financial advisors and outside legal counsel, is as favorable to the shareholders of the Company as the superior transaction and (iv) the Company pays Misys a termination fee of $12,133,000 concurrently with entering into such binding written agreement. The Board considered that under the Agreement the Board may withdraw or modify its recommendation of the Agreement, the Offer or the Merger, if the Board determines in good faith by a majority vote that an acquisition proposal constitutes such a superior proposal. The Board also considered that in the event of termination of the Agreement by Misys as a result of the Board changing its recommendation of the Offer, the termination fee would not be payable unless an alternate acquisition proposal had been made prior to such termination and the Company were subsequently to recommend, enter into or consummate another acquisition transaction within twelve months of such termination. The Board
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       considered that these provisions of the Agreement and the provisions of the Shareholders' Agreement to be executed by Dr. Goldblatt and the Trusts could deter third parties who might be interested in exploring an acquisition of the Company. The Board of Directors also considered the contacts that the Company had with various third parties regarding a potential transaction involving the Company, and the fact that the Company had engaged in a vigorous exploration of its strategic options, as described above.

     The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Board. The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. Individual members of the Board may have given different weight to different factors.

INTENT TO TENDER

     After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law including Section 16(b) of the Securities and Exchange Act of 1934, to tender all Shares held of record or beneficially owned by such person or entity to the Purchaser in the Offer. In addition, Dr. Goldblatt and the Trusts have entered into the Shareholders' Agreement, pursuant to which each of them agreed to tender their Shares in the Offer. Dr. Goldblatt and the Trusts collectively own approximately 76% of the outstanding Common Stock. Upon the completion of the Offer, all outstanding stock options, including those held by directors and executive officers, will be cancelled and converted into cash or the right to receive cash in the future as described in Item 3 above. To the Company's knowledge, other than the Board of Directors' recommendation set out above, no executive officer, director, affiliate or subsidiary of the Company has made a recommendation either in support of or opposed to the transaction.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     In connection with DBAB's services as financial advisor to the Company, the Company will pay DBAB a transaction fee of approximately $3.8 million upon the consummation of the Offer.

     The Company has agreed to reimburse DBAB for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company also has agreed to indemnify DBAB and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the

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Company; (3) a purchase, sale or transfer of a material amount of assets of the
Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION

PENNSYLVANIA GENERAL CORPORATION LAW

     Under the PBCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 80% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. Therefore, upon completion of the Offer in accordance with its terms, Misys, Kirsty and the Purchaser will promptly complete the Merger of the Purchaser with and into the Company.

     Under the PBCL, dissenters' rights are not available to shareholders of the Company in connection with the Offer. However, if the Merger is consummated, shareholders of the Company will have the right to dissent and demand fair value of their shares. Dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Common Stock and to receive payment of such fair value in cash, together with a fair interest rate. Any such judicial determination of the fair value of Common Stock could be based upon considerations other than or in addition to, the price offered by Misys. Shareholders should recognize that the value so determined could be higher or lower than the price per share of Common Stock paid in the Offer and the Merger.

     Shareholders who wish to exercise dissenters' rights in connection with the Merger need not take any action at this time. Following the Merger, the Company will distribute to shareholders who did not tender their shares in the Offer additional information on the procedures to be followed to perfect their dissenters' rights.

REGULATORY APPROVALS

     United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

     Misys has advised the Company that it intends to file a Premerger Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or around June 29, 2001. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on or around July 14, 2001. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Misys. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Misys with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

     The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Misys pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Misys or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Misys has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

OTHER FILINGS

     Although neither Misys nor the Company believe that any other filings related to business combination statutes will be necessary in any other countries, both Misys and the Company conduct operations in a number of foreign countries and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties, and, where necessary, the parties intend to make such filings.

MISYS' DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD OF DIRECTORS

     The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Misys, pursuant to the terms of the Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's shareholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed herewith:

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(1)    Letter to the shareholders of the Company, dated June 29,
          2001.*
(a)(2)    Offer to Purchase, dated June 29, 2001 (incorporated by
          reference to Exhibit (a)(1)(A) to the Schedule TO of Misys,
          Kirsty and the Purchaser filed on June 29, 2001).
(a)(3)    Form of Letter of Transmittal (incorporated by reference to
          Exhibit (a)(1)(B) to the Schedule TO of Misys, Kirsty and
          the Purchaser filed on June 29, 2001).
(a)(4)    Press Release issued by the Company on June 25, 2001.
(e)(1)    Agreement for Tender Offer and Merger, dated as of June 24,
          2001, among Misys, Kirsty, the Purchaser and the Company
          (incorporated by reference to Exhibit (d)(1) to the Schedule
          TO of Misys, Kirsty and the Purchaser filed on June 29,
          2001).
(e)(2)    Shareholders' Agreement, dated as of June 24, 2001, among
          Misys, Kirsty, the Purchaser and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Misys,
          Kirsty and the Purchaser filed on June 29, 2001).
(e)(3)    Confidentiality Agreement, dated as of December 20, 2000,
          between Medic and the Company (incorporated by reference to
          Exhibit (d)(3) to the Schedule TO of Misys, Kirsty and the
          Purchaser filed on June 29, 2001).
(e)(4)    Opinion of Deutsche Banc Alex. Brown, dated as of June 24,
          2001 (included as Annex A to this Statement).*
(e)(5)    Information Statement of the Company, dated June 29, 2001
          (included as Annex B hereto).*

---------------
* Included with this Statement.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SUNQUEST INFORMATION SYSTEMS, INC.

                                          By:  /s/ Dr. Sidney A. Goldblatt
                                          --------------------------------------
                                          Name: Dr. Sidney A. Goldblatt
                                          Title: Chairman and Chief Executive
                                          Officer

Dated: June 29, 2001

                                                                         ANNEX A

                                   [DB LOGO]

June 24, 2001

Board of Directors
Sunquest Information Systems, Inc.
4801 East Broadway Boulevard
Tucson, Arizona 85711-3609

Ladies and Gentlemen:

     Deutsche Banc Alex. Brown ("DBAB") has acted as financial advisor to Sunquest Information Systems, Inc. ("Sunquest") in connection with the proposed acquisition of Sunquest by Misys plc ("Parent") pursuant to the Agreement for Tender Offer and Merger, dated as of June 24, 2001, among Sunquest, Parent, Kirsty, Inc., ("Kirsty") an indirect wholly-owned subsidiary of Parent, and Sunshine Acquisition Corporation, ("Acquisition Sub") a wholly owned subsidiary of Kirsty (the "Agreement"), which provides, among other things, for a cash tender by Acquisition Sub (the "Tender Offer") for all outstanding shares of common stock, no par value, per share of Sunquest ("Sunquest Common Stock") at a price of $24.00 in cash per share (the "Tender Offer Consideration"), and for a subsequent merger of Acquisition Sub with and into Sunquest (the "Merger"), as a result of which Sunquest will become a wholly owned subsidiary of Kirsty and each outstanding share of Sunquest Common Stock (other than shares held directly or indirectly by Sunquest and shares as to which dissenters' rights have been perfected) will be converted into the right to receive $24.00 in cash per share (together with the Tender Offer Consideration, the "Consideration"). The terms and conditions of the Tender Offer and Merger (together, the "Transaction") are more fully set forth in the Agreement.

     You have requested DBAB's opinion, as investment bankers, as to the fairness, from a financial point of view to the shareholders of Sunquest, of the Consideration to be received by such shareholders in the proposed Transaction.

     In connection with DBAB's role as financial advisor to Sunquest, and in arriving at its opinion, DBAB has reviewed certain publicly available financial and other information concerning Sunquest and certain internal analyses and other information furnished to it by Sunquest. DBAB has also held discussions with members of the senior management of Sunquest regarding the business and prospects of Sunquest. In addition, DBAB has (i) reviewed the reported prices and trading activity for Sunquest Common Stock, (ii) compared certain financial and stock market information for Sunquest with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

     DBAB has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Sunquest, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, DBAB has assumed and relied upon the accuracy and completeness of all such information and DBAB has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Sunquest. With respect to the financial forecasts and projections made available to

DBAB and used in its analyses, DBAB has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Sunquest, as to the matters covered thereby. In rendering its opinion, DBAB expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based and notes that the projections relate solely to businesses independent of that controlled by Parent or Kirsty. DBAB's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

     For purposes of rendering its opinion, DBAB has assumed that, in all respects material to its analysis, the representations and warranties of Sunquest, Acquisition Sub, Kirsty and Parent contained in the Agreement are true and correct, Sunquest, Acquisition Sub, Kirsty and Parent will each perform all of the covenants and agreements to be performed by it under the Agreement and all conditions to the obligations of each of Sunquest, Acquisition Sub, Kirsty and Parent to consummate the Transaction will be satisfied without any waiver thereof. DBAB has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Sunquest, Kirsty, or Parent is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Sunquest, Kirsty or Parent.

     This opinion is addressed to, and is for the use and benefit of, the Board of Directors of Sunquest and is not a recommendation to the shareholders of Sunquest as to whether or not any shareholder should tender any of its shares in the Tender Offer. This opinion is limited to the fairness, from a financial point of view to the shareholders of Sunquest of the Consideration to be received by such shareholders in the proposed Transaction. DBAB expresses no opinion as to the merits of the underlying decision by Sunquest to engage in the Transaction.

     DBAB will be paid a fee for its services as financial advisor to Sunquest in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Sunquest and Parent or their affiliates for which it has received compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Sunquest and Parent for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

     Based upon and subject to the foregoing, it is DBAB's opinion as investment bankers that the Consideration to be received by the shareholders of Sunquest in the proposed Transaction is fair, from a financial point of view, to such shareholders.

                                          Very truly yours,

                                                       [Signature]

                                          DEUTSCHE BANC ALEX. BROWN INC.

                                                                         ANNEX B

                       SUNQUEST INFORMATION SYSTEMS, INC.
                          4801 EAST BROADWAY BOULEVARD
                           TUCSON, ARIZONA 85711-3609

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about June 29, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Sunquest Information Systems, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Misys ("Misys") to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company. On June 24, 2001, the Company entered into an Agreement for Tender Offer and Merger (the "Agreement") with Misys, Kirsty, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Misys ("Kirsty"), and Sunshine Acquisition Corporation (the "Purchaser"), a Pennsylvania corporation and a wholly-owned subsidiary of Kirsty, pursuant to which the Purchaser has commenced a tender offer to purchase all outstanding shares of Common Stock of no par value, of the Company (the "Shares") at a price per Share of $24.00 (the "Offer Price"), net to the seller in cash, upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated June 29, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Misys, Kirsty and the Purchaser with the Securities and Exchange Commission (the "Commission") on June 29, 2001. The Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Pennsylvania Business Corporation Law (the "PBCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly-owned subsidiary of Misys. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Misys, any of its subsidiaries (including Kirsty and the Purchaser), the Company, and Shares held by shareholders who properly demand appraisal and comply with the provisions of
Section 1930 of the PBCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration").

     The Offer, the Merger, and the Agreement are more fully described in the Statement, to which this Information Statement forms Annex B, which was filed by the Company with the Commission on June 29, 2001 and which is being mailed to shareholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Misys, Kirsty, the Purchaser or the Misys Designees (as defined below) has been provided by Misys.

     YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THE MATTERS SET FORTH HEREIN.

     Pursuant to the Agreement, the Purchaser commenced the Offer on June 29, 2001. The Offer is currently scheduled to expire at 12:00 AM, New York City time, on July 27, 2001, unless the Purchaser extends it.

                                    GENERAL

     The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the shareholders of the Company. Each share of our Common Stock has one vote. As of the close of business on June 21, 2001, there were 15,601,368 shares of our Common Stock and options to purchase an aggregate of 2,343,692 shares of our Common Stock.

               RIGHTS TO DESIGNATE DIRECTORS AND MISYS DESIGNEES

     The Agreement provides that, upon acceptance for payment by the Purchaser of, and deposit by the Purchaser with the depository for the Offer of funds sufficient to make payment for, at least 80% of the outstanding shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors (the "Misys Designees"), rounded up to the next whole number, on the Company's Board of Directors, that equals the product obtained by multiplying the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to this provision) by the percentage that the number of Shares beneficially owned by the Purchaser and its affiliates bears to the total number of Shares then outstanding.

     The Agreement provides that the Company will take all actions necessary to cause the Misys Designees to be elected to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. The Agreement also provides that the Company will, subject to stock exchange regulations, use its best efforts to cause Misys Designees to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Board and (ii) each board of directors, and any committee thereof, of each subsidiary of the Company that represents the same percentage as such individuals represent on the Board of Directors of the Company.

     Notwithstanding the foregoing, at all times prior to the Effective Time the Board shall include at least two directors that were in office at the date the Agreement was signed who are not employees of the Company or any of its subsidiaries or affiliates of Misys or the Purchaser.

     The Misys Designees will be selected by Misys from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Misys Designees currently is a director of, or holds any positions with, the Company. Misys has advised the Company that, to the best of Misys's knowledge, except as set forth below, none of the Misys Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Misys and the Company that have been described in the Schedule TO or the Statement.

     The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Misys Designees are set forth below. Unless otherwise indicated, each such person is a citizen of the United Kingdom.

                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND CURRENT BUSINESS ADDRESS           AGE             AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------           ---        ------------------------------------------
Thomas Skelton*...........................  40    Vice President, Kirsty, Inc., Chief Executive
                                                  Officer,
8529 Six Forks Road                               Medic Computer Systems (2000 to present); Chief
Raleigh, NC 27615                                 Operating Officer, Medic Computer Systems
                                                  (1999-2000); Senior Vice President Operations, Medic
                                                  Computer Systems (1998-1999); Vice President R&D,
                                                  Medic Computer Systems (1995-1998)
Howard Evans..............................  50    Finance Director, Misys plc (1998 to present);
                                                  Finance
Misys plc                                         Director, Courtlauds plc (1994-1998); Partner, Price
Burleigh House                                    Waterhouse, Accountants (1984-1994)
Chapel Oak
Salford Priors
Worcestershire
WR11 5SH (England)
John G. Sussens...........................  55    Managing Director, Misys plc (1998 to present);
                                                  Chief
Misys plc                                         Executive Officer, Banking Division, Misys plc
Burleigh House                                    (1995-1998); Chief Executive Officer, Insurance and
Chapel Oak                                        Information Systems Divisions (1989-1995)
Salford Priors
Worcestershire
WR11 5SH (England)
Shelly Newman.............................  58    Senior Vice President, Enterprise Solutions, Medic
8529 Six Forks Road                               Computer Systems (1998 to present)
Raleigh, NC 24615
Charles Lambert...........................  42    Chief Financial Officer, Medic Computer Systems
8529 Six Forks Road
Raleigh, NC 24615

* Thomas Skelton is a citizen of the United States.

             THE CURRENT MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS

     Each member of the Company's board of directors is elected for a one-year term. The number of directors is determined from time to time by the board of directors and is currently fixed at six. Information concerning each director is set forth below.

NAME AND AGE                      PRINCIPAL OCCUPATION AND DIRECTORSHIPS
------------                      --------------------------------------
Sidney A. Goldblatt    Sidney A. Goldblatt, M.D., a co-founder of the Company, has
  Age 67               been Chief Executive Officer since December 1994 and a
                       director of the Company since its formation in 1979. Dr.
                       Goldblatt also served as President of the Company from
                       September 1986 to February 2000 and Chief Operating Officer
                       of the Company from December 1992 to August 1994. Dr.
                       Goldblatt has served as President and sole shareholder of S.
                       Goldblatt Pathology Associates, P.C. since 1971.

NAME AND AGE                      PRINCIPAL OCCUPATION AND DIRECTORSHIPS
------------                      --------------------------------------
Nina M. Dmetruk        Nina M. Dmetruk has served as Executive Vice President &
  Age 48               Chief Financial Officer of the Company since September 1991 and a director of the Company since December 1991. She has served as Secretary of the Company since August 1996 and
                       Treasurer of the Company since April 1998. Effective May 26,
                       1996, Ms. Dmetruk entered into an employment agreement with the Company under which she agreed to serve as the Executive
                       Vice President-Chief Financial Officer of the Company on a
                       full-time basis. See "Executive Compensation and Related
                       Information -- Employment Contracts and Termination of
                       Employment." During her earlier service as Executive Vice
                       President-Chief Financial Officer, Ms. Dmetruk was not an
                       employee of the Company and devoted approximately 60% to 80%
                       of her time to the Company's business. Ms. Dmetruk is a CPA and a CFP and until May 1996 was the sole proprietor of an accounting and consulting firm for more than five years.
Stanley J. Lehman      Stanley J. Lehman has been a director of the Company since
  Age 47               October 1989 and served as Secretary of the Company from
                       October 1989 to August 1996. He has been a shareholder in
                       the law firm of Klett Rooney Lieber & Schorling, a
                       professional corporation that has served as general counsel to the Company, for more than five years.
Larry R. Ferguson      Larry R. Ferguson has been a director of the Company since
  Age 51               December 1997. Mr. Ferguson has been President of the
                       Ferguson Group, a management consulting company, since
                       January 2000. He was President and Chief Executive Officer
                       of Avio Corporation, a health care information systems
                       company, from December 1998 to December 1999. He was
                       President of The Ferguson Group from January 1996 to
                       December 1998. He was employed by First Data Health Systems
                       Corporation, a provider of information systems and related services to health care providers, from May 1980 to June
                       1995, serving as its President from August 1986 to June
                       1995.
Curtis S. Goldblatt    Curtis S. Goldblatt, M.D., has been a director of the
  Age 35               Company since April 1998. Curtis S. Goldblatt has been an
                       Associate Pathologist of S. Goldblatt Pathology Associates,
                       P.C. and Medical Advisor/Medical Director of the Histologic
                       Technician-Certificate Program at Conemaugh Health System
                       since July 1997. He was employed as Chief Resident of S.
                       Goldblatt Pathology Associates, P.C. from July 1996 to June
                       1997. Prior to July 1996, Curtis S. Goldblatt was a
                       Pathology Resident at the University of Pittsburgh Medical
                       Center from July 1993 to June 1996. Curtis S. Goldblatt is the son of Dr. Sidney A. Goldblatt.
Charles A. Schliebs    Charles A. Schliebs has been a director of the Company since
  Age 50               March 2000. Charles A. Schliebs has been Managing Director of iNetworks, LLC, a venture capital organization, since May
                       1999. He was a shareholder in the law firm of Klett Rooney
                       Lieber & Schorling, a professional corporation that has
                       served as general counsel to the Company, from September
                       1999 to February 2000. He was a partner in the law firm of
                       Jones, Day, Reavis & Pogue from December 1988 to May 1999.
                       Mr. Schliebs also serves on the Board of ITXS, Inc., an
                       e-commerce exchange for high-end computer equipment, and
                       Schwoo, Inc., an information security company.

                       BOARD OF DIRECTORS AND COMMITTEES

     The Board held thirteen meetings during the year 2000. The Board has a Compensation Committee and an Audit Committee. The Company has no nominating committee. The Compensation Committee, which is currently comprised of Larry R. Ferguson and Charles A. Schliebs as voting members, and Stanley J. Lehman, as a non-voting advisory member, is responsible for determining the compensation of the executive officers of the Company and for administering the Company's Stock Incentive Plan of 1996, as amended, ("Incentive Plan") and Employee Stock Purchase Plan. The Compensation Committee is also responsible for such related matters as may be delegated to it by the Board. The Compensation Committee held fifteen meetings during the year 2000.

     Stanley J. Lehman, Larry R. Ferguson and Charles A. Schliebs currently serve as the Audit Committee of the Board. Information regarding the functions performed by the Audit Committee and the number of meetings held during the year 2000, is set forth under "Executive Compensation and Related Information -- Report of the Audit Committee," included in this Information Statement. During 2000, the Board adopted a written charter for the Audit Committee. Each member of the Audit Committee is considered independent, as defined by the National Association of Securities Dealers.

     No director attended fewer than 75% of the total number of meetings of the Board and the meetings of any committee of the Board on which he or she served during the year ended December 31, 2000.

                             DIRECTOR COMPENSATION

     Non-employee directors of the Company are reimbursed, upon request, for expenses incurred in attending meetings of the Board, but there are no standard arrangements for compensating them for their service as directors. Mr. Ferguson has been granted options to purchase 33,000 shares of Common Stock under the Company's Incentive Plan. Of these options, 15,000 shares were granted upon his nomination as director, 3,000 shares upon his first reelection by the shareholders and a total of 15,000 shares upon his subsequent reelections by the shareholders. Mr. Schliebs has been granted options to purchase 20,000 shares of Common Stock under the Company's Incentive Plan. Of these options, 15,000 shares were granted upon his nomination as director and 5,000 shares were granted upon his reelection by the shareholders. Mr. Lehman's law firm receives fees at his regular professional hourly rate for time devoted to Board meetings. Mr. Ferguson and Mr. Schliebs are also to be granted options for shares of Common Stock, as determined by the Board, on each occasion that they are reelected as directors. Directors who are employees of the Company are not paid any separate fees for serving as directors.

                CERTAIN TRANSACTIONS AND BUSINESS RELATIONSHIPS

     Ms. Dmetruk, a director and executive officer of the Company, Curtis S. Goldblatt, a director of the Company and Jodi Beth Gottlieb are directors and executive officers of Any Travel, Inc., a company which formerly operated a travel agency located in Tucson, Arizona ("Any Travel"). The outstanding shares of Any Travel are held one-third by Bradley L. Goldblatt, Dr. Goldblatt and Ms. Dmetruk as trustees for the benefit of Bradley L. Goldblatt (the "BLG Trust"); one-third by Bradley L. Goldblatt, Dr. Goldblatt and Ms. Dmetruk as trustees for the benefit of Curtis S. Goldblatt (the "CSG Trust"); and one-third by Jodi Beth Gottlieb, Dr. Goldblatt and Ms. Dmetruk as trustees for the benefit of Jodi Beth Gottlieb (the "JBG Trust"). The BLG Trust, the CSG Trust and the JBG Trust are collectively referred to herein as the "Trusts." Dr. Goldblatt is the father of Bradley L. Goldblatt, Curtis S. Goldblatt and Jodi Beth Gottlieb.

     The Company's principal administrative, sales and marketing, customer service and product development facilities are located in two buildings in Tucson, Arizona which are owned by Any Travel (the "Broadway Property" and the "El Dorado Property"). The Company leases the Broadway Property from Any Travel under a triple-net lease, which provides for a net annual rental that is subject to adjustment based on the consumer price index. The annual rental payments were determined in accordance with an independent appraisal of the fair rental value of the property. The lease expires in September 2006. During 2000, the Company paid Any Travel rent of $1,223,447.

     The Company leases the El Dorado Property from Any Travel under a ten-year, triple-net lease. The existing tenant leases were assigned to the Company. During 2000, the Company paid Any Travel rent of $921,243 under the lease. The monthly rentals were determined in accordance with an independent appraisal of the fair rental value of the property and are subject to future adjustment in accordance with a formula based on the consumer price index. The lease expires in May 2004.

     The Company used Any Travel as its travel agent through February of 2000. Any Travel has advised the Company that in 2000 it received gross commissions of $38,902 from hotels, airlines and car rental agencies with respect to its travel services for the Company.

     In April 1996, Dr. Goldblatt and the Trusts entered into a Tax Indemnification Agreement with the Company whereby they agreed, among other things, to indemnify the Company for any federal or state income taxes (including interest) incurred by the Company if for any reason the Company is deemed to have been a C corporation during any period for which it reported its taxable income as an S corporation. The Tax Indemnification Agreement also provides for cross-indemnification for any losses or liabilities with respect to certain additional taxes (including interest and, in the case of Dr. Goldblatt and the Trusts, penalties) resulting from the Company's operations during the period in which it reported its taxable income as an S corporation. The Company changed from an S corporation to a C corporation in May 1996 in connection with its initial public offering of Common Stock.

     Stanley J. Lehman, a director of the Company, is a shareholder in the law firm of Klett Rooney Lieber & Schorling, a professional corporation, that serves as the Company's general counsel.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 21, 2001 by (i) each director of the Company, (ii) the Chief Executive Officer of the Company and the Company's other four most highly compensated executive officers for 2000 who were serving as executive officers at the end of the year (the "Named Executive Officers"), (iii) each person or affiliated group of persons known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, and (iv) all of the Company's directors and executive officers as a group.

                                                                                  PERCENT OF SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER                          NUMBER OF SHARES       OUTSTANDING
------------------------------------                          ----------------    -----------------
Sidney A. Goldblatt.........................................     11,930,250(1)          76.5%
  4801 East Broadway Blvd.
  Tucson, AZ 85711
Nina M. Dmetruk.............................................      5,165,680(2)          33.1
  4801 East Broadway Blvd
  Tucson, AZ 85711
Stanley J. Lehman...........................................          2,000                *
Larry R. Ferguson...........................................         28,000(3)             *
Curtis S. Goldblatt.........................................             --               --
Charles A. Schliebs.........................................         16,000(4)             *
Mark J. Emkjer..............................................        208,395(5)           1.3
Ivan G. Boyd................................................        120,208(5)             *
Josh E. Wisham..............................................         48,097(6)             *
Bradley L. Goldblatt........................................      3,272,760(7)          21.0
  4801 East Broadway Blvd.
  Tucson, AZ 85711
Jodi Beth Gottlieb..........................................      1,636,380(8)          10.5
  c/o Any Travel
  1181 North El Dorado Place
  Tucson, AZ 85715
All directors and executive officers as a group (12
  persons)..................................................     12,747,186(9)          81.7%

---------------
 *  Less than 1.0%

(1) Includes an aggregate of 4,909,140 shares held by the BLG Trust, the CSG Trust and the JBG Trust and 26,250 shares that may be acquired through the exercise of a presently exercisable stock option or shares that may be acquired through the exercise of a stock option that becomes exercisable within 60 days of June 21, 2001. Dr. Goldblatt is a trustee of the Trusts with shared investment power but no voting power with respect to the shares held by the Trusts.

(2) Consists of the shares held by the BLG Trust, the CSG Trust and the JBG Trust and 256,540 shares that may be acquired through the exercise of presently exercisable stock options or shares that may be acquired through the exercise of stock options that become exercisable within 60 days of June 21, 2001. Ms. Dmetruk is a trustee of the Trusts with shared investment and voting power with respect to all of such shares.

(3) Consists of shares that may be acquired through the exercise of presently exercisable stock options.

(4) Includes 15,000 shares that may be acquired through the exercise of a presently exercisable stock option.

(5) Consists of shares that may be acquired through the exercise of presently exercisable stock options or shares that may be acquired through the exercise of stock options that become exercisable within 60 days of June 21, 2001.

(6) Includes 46,249 shares that may be acquired through the exercise of presently exercisable stock options or shares that may be acquired through the exercise of stock options that become exercisable within 60 days of June 21, 2001.

(7) Consists of the shares held by the BLG Trust and the CSG Trust. Bradley L. Goldblatt is a trustee of the Trusts with shared investment and voting power with respect to all of such shares.

(8) Consists of the shares held by the JBG Trust. Ms. Gottlieb is a trustee of the Trust with shared investment and voting power with respect to all of such shares.

(9) Includes 836,694 shares that may be acquired through the exercise of presently exercisable stock options or shares that may be acquired through the exercise of stock options that become exercisable within 60 days of June 21, 2001.

                 EXECUTIVE COMPENSATION AND RELATED INFORMATION

     The following table shows all compensation paid to each of the Named Executive Officers for all services rendered to the Company and its subsidiaries for each of the last three completed fiscal years:

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                     COMPENSATION
                                                                     -------------
                                         ANNUAL COMPENSATION          SECURITIES
                                     ----------------------------     UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR     SALARY      BONUS      OPTIONS (SHS)    COMPENSATION
---------------------------          ----    --------    --------    -------------    ------------
Sidney A. Goldblatt................  2000    $226,456    $ 12,375        45,000        $       --
  Chief Executive Officer            1999     224,911     110,363            --                --
                                     1998     208,000          --            --                --
Mark J. Emkjer.....................  2000     283,654      51,400       138,938           6,701(2)
  President and Chief                1999     240,385     122,600       162,500         108,168(2)
  Operating Officer(1)               1998          --          --            --                --
Nina M. Dmetruk....................  2000     264,694      50,600        90,104           4,759(3)
  Executive Vice President &         1999     252,991     103,797        21,431           4,331(3)
  Chief Financial Officer,           1998     239,458          --        75,000           1,559(3)
  Secretary and Treasurer

                                                                       LONG-TERM
                                                                     COMPENSATION
                                                                     -------------
                                         ANNUAL COMPENSATION          SECURITIES
                                     ----------------------------     UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR     SALARY      BONUS      OPTIONS (SHS)    COMPENSATION
---------------------------          ----    --------    --------    -------------    ------------
Ivan G. Boyd.......................  2000     261,083      10,200        25,000           3,506(3)
  Senior Vice President --           1999     317,598      68,412        15,000           2,295(3)
  World Wide Sales(4)                1998     243,700          --            --          78,586(5)
Josh E. Wisham.....................  2000     180,691      26,302        30,000           2,713(3)
  Senior Vice President --           1999     107,250       9,900        60,000          13,555(2)
  Client Services(6)                 1998          --          --            --                --

---------------
(1) Mr. Emkjer was elected to his position as President in February 2000 and Chief Operating Officer in January 1999.

(2) Includes Company contributions to the Profit Sharing Plan and relocation expenses and tax reimbursements paid by the Company.

(3) Company contributions to the Profit Sharing Plan for the account of the Named Executive Officer.

(4) Mr. Boyd was elected to his position as Senior Vice President -- World Wide Sales in June 2000. From November 1997 until June 2000, Mr. Boyd served as the Company's Senior Vice President -- Sales and Marketing.

(5) Includes relocation expenses and tax reimbursements paid by the Company.

(6) Mr. Wisham was elected to his position as Senior Vice President -- Client Services in April 2000. From April 1999 until April 2000, Mr. Wisham served as the Company's Vice President -- Client Services.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information on options granted to the Named Executive Officers in 2000 under the Company's Incentive Plan:

                                                    INDIVIDUAL GRANTS
                                     ------------------------------------------------   POTENTIAL REALIZABLE VALUE
                                     NUMBER OF    PERCENT OF                              AT ASSUMED ANNUAL RATES
                                     SECURITIES     TOTAL                                     OF STOCK PRICE
                                     UNDERLYING    OPTIONS                                   APPRECIATION FOR
                                      OPTIONS     GRANTED TO   EXERCISE                       OPTION TERM(2)
                                      GRANTED     EMPLOYEES    PRICE PER   EXPIRATION   ---------------------------
NAME                                  (SHS)(1)     IN 2000       SHARE        DATE          5%             10%
----                                 ----------   ----------   ---------   ----------   -----------   -------------
Sidney A. Goldblatt................    45,000        4.19%      $7.625      6/08/10      $215,789      $  546,853
Mark J. Emkjer.....................   113,938       10.61       13.000      1/01/10       931,515       2,360,642
                                       25,000        2.33        7.625      6/08/10       119,883         303,807
Nina M. Dmetruk....................    65,104        6.06       13.000      1/01/10       532,266       1,348,867
                                       25,000        2.33        7.625      6/08/10       119,883         303,807
Ivan G. Boyd.......................    15,000        1.40       12.875      2/05/10       121,455         307,792
                                       10,000         .93        7.625      6/08/10        47,953         121,523
Josh E. Wisham.....................    20,000        1.86       11.250      4/06/10       141,501         358,592
                                       10,000         .93        7.625      6/08/10        47,953         121,523

---------------
(1) Options granted under the Incentive Plan typically have a ten-year term and vest as specified in the stock option agreements. Options under the plan may be granted as incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). Options are granted with an exercise price equal to at least the fair market value of the Company's Common Stock on the date of grant. All options heretofore granted are NSOs and have an exercise price equal to the fair market value of the Common Stock on the date of grant.

(2) Potential realizable value is based on the assumption that the market price of the Common Stock appreciates at the annual rates shown (compounded annually) from the date of grant until the end of the ten year option term. Potential realizable value is shown net of exercise price. These numbers are calculated based on the regulations promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth.

         AGGREGATED OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES

     The following table sets forth information concerning the value of unexercised options held by each of the Named Executive Officers, as of December 31, 2000. No options were exercised by such persons during 2000.

                                            NUMBER OF SECURITIES               VALUE OF UNEXERCISED
                                           UNDERLYING UNEXERCISED                  IN-THE-MONEY
                                         OPTIONS AT FISCAL YEAR END         OPTIONS AT FISCAL YEAR END
                                        ----------------------------    ----------------------------------
NAME                                    EXERCISABLE    UNEXERCISABLE    EXERCISABLE(1)    UNEXERCISABLE(1)
----                                    -----------    -------------    --------------    ----------------
Sidney A. Goldblatt...................     11,250          33,750          $ 14,766           $44,297
Mark J. Emkjer........................    103,818         197,620             8,203            24,609
Nina M. Dmetruk.......................    192,419         120,166             8,203            24,609
Ivan G. Boyd..........................    108,750          31,250           109,531             9,844
Josh E. Wisham........................     27,500          62,500             3,281             9,844

---------------
(1) The last sale price of a share of the Company's Common Stock on December 29, 2000 as reported by the Nasdaq National Market System was $8.9375.

               EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

     Effective May 26, 1996, the Company entered into an employment agreement with Nina M. Dmetruk under which she agreed to serve as the Company's Executive Vice President -- Chief Financial Officer at a base annual salary of $220,000. Effective January 1, 2001, Ms. Dmetruk's base annual salary was increased to $287,000. The agreement is terminable by either party upon 90 days written notice and by the Company immediately for cause, including any breach by Ms. Dmetruk of her agreement not to compete with the Company. Ms. Dmetruk agreed to devote her full working time to the Company's business, except that during the first six months of her employment she was permitted to devote a reasonable amount of time to winding down her accounting practice, with an appropriate reduction of her base compensation for time devoted to that activity. Ms. Dmetruk is entitled to participate in any discretionary bonuses paid to officers in general. Under the terms of the employment agreement, Ms. Dmetruk received on May 30, 1996 an option under the Incentive Plan to purchase 126,050 shares of Common Stock at the IPO price. On April 3, 1997, this option to purchase 126,050 shares of Common Stock was modified to reduce the exercise price to $10.50. Ms. Dmetruk will be entitled to $1.2 million in severance pay in the event that the employment agreement is terminated: (i) by the Company at any time for other than cause; (ii) by Ms. Dmetruk within 90 days of such time as Sidney A. Goldblatt, Bradley L. Goldblatt, Curtis S. Goldblatt and Jodi Beth Gottlieb, and trusts created for their benefit, cease to own, directly or indirectly, fifty percent or more of the outstanding stock of the Company; or (iii) by Ms. Dmetruk because of a material breach of the agreement by the Company which has not been corrected by the Company within ten days written notice of such breach or because of certain gross negligence, willful misconduct or malfeasance by the Company which is determined to be detrimental to Ms. Dmetruk.

     Effective December 14, 1998, the Company entered into an employment agreement with Mark J. Emkjer under which he agreed to serve as Chief Operating Officer of the Company at a base annual salary of $250,000. Effective January 1, 2001, Mr. Emkjer's base annual salary was increased to $308,000. The agreement is terminable by either party upon 90 days written notice and by the Company immediately for cause, including Mr. Emkjer's breach of his agreement not to compete with the Company. Mr. Emkjer is entitled to participate in any discretionary bonuses paid to officers in general. Under the terms of the employment agreement, Mr. Emkjer received on January 4, 1999 an option under the Incentive Plan to purchase 125,000 shares of Common Stock at $13.125 per share (the fair market value of the Common Stock on the date of grant). Also pursuant to terms of his employment agreement, Mr. Emkjer received on July 1, 1999 an option under the Incentive Plan to purchase 37,500 shares of Common Stock at $15.71875 per share (the fair market value of the Common Stock on the date of grant) and on January 1, 2000, Mr. Emkjer received an option to purchase 113,938 shares of Common Stock at $13.00 per share (the fair market value of the Common Stock on the date of grant). These options were awarded as a result of Mr. Emkjer meeting certain of his written performance goals in 1999.

                         REPORT OF THE AUDIT COMMITTEE

     The Audit Committee of the Board assists the Board with overseeing the Company's financial process. The Company's management has primary responsibility for the financial statements and the reporting process including the systems of internal controls. In assisting the Board with fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements, and the Company's accounting and financial reporting controls.

     The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee evaluated, reviewed and discussed the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of nonaudit services with the auditors' independence.

     The Audit Committee also discussed with the Company's independent auditors the overall scope and plans for their audit. The Audit Committee met with the Company's independent auditors, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting. During the year 2000, the Audit Committee held three meetings.

     In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2000 for filing with the Securities and Exchange Commission. The Audit Committee and the Board have also selected, and the shareholders have ratified, the Company's independent auditors.

                       The Audit Committee of the Board
                       of Directors,

Stanley J. Lehman          Larry R. Ferguson
Committee Chair            Charles A. Schliebs

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Except as contemplated by employment agreements, the compensation of the officers of the Company for the year ended December 31, 2000 was determined by the Compensation Committee, then composed of Dr. Richard W. Barker, Larry R. Ferguson, Charles A. Schliebs and Stanley J. Lehman. Stanley J. Lehman is a shareholder in the law firm of Klett Rooney Lieber & Schorling, the Company's general counsel. See "Certain Transactions and Business Relationships."

         REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     The executive officer compensation programs utilized by the Company include cash compensation paid as salary and discretionary bonuses, stock options granted under the Company's Incentive Plan, and Company contributions to the Profit Sharing Plan for the accounts of executive officers. Executive officers, except those who own more than 5% of the outstanding Common Stock, are also eligible to participate in the Employee Stock Purchase Plan. These programs are designed to attract, retain and reward highly qualified executive officers who are important to the Company's success and to provide incentives relating directly to the financial performance and long-term growth of the Company.

     Except as contemplated by employment agreements, salaries, as well as the number of shares covered by stock options, for the year 2000 were established primarily by evaluating the executive officer's, including the chief executive officer's, position with and contributions to the Company, including individual performance, level of responsibility, technical expertise and length of service; Company performance; and industry compensation levels. No particular weight was given to any single factor.

     Generally, under the Company's discretionary bonus program, annual bonuses may be paid to the eligible officers of the Company only if the Company attains or exceeds a predetermined percentage of its budgeted pre-tax income for the year (after giving effect to the potential bonuses) and takes into account the officer's base salary, the officer's level within the Company and the Company's pre-tax income for the year. The payment of bonuses in any given year is within the discretion of the Compensation Committee, and bonuses determined under the formula are subject to adjustment in individual cases.

     The Compensation Committee of the Board has considered the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended, which imposes a limit on tax deductions for annual compensation in excess of $1,000,000 paid to its chief executive officer and its four most highly compensated executive officers in any fiscal year. The Committee does not believe that this limitation will apply in the foreseeable future. The Incentive Plan is structured to qualify options and stock appreciation rights granted thereunder as "performance based" compensation that is excluded from the calculation of the $1,000,000 limitation.
                       The Compensation Committee of the Board
                       of Directors,

                       Larry R. Ferguson     Stanley J. Lehman
                       Charles A. Schliebs

                         STOCK PRICE PERFORMANCE GRAPH

     The graph below provides an indicator of cumulative total shareholder returns ("Total Return") for the Company as compared with the Center for Research in Security Prices ("CRSP") Total Return Index for The Nasdaq Stock Market (U.S. Companies) and the CRSP Total Return Index for the Nasdaq Computer and Data Processing Services Stocks.

     This graph covers the period May 31, 1996, when Sunquest's Common Stock began trading on the Nasdaq National Market System, through December 29, 2000.

                              [PERFORMANCE CHART]

                              5/31/96     6/28/96     9/30/96    12/31/96     3/31/97     6/30/97     9/30/97
                              -------     -------     -------    --------     -------     -------     -------
 SUNQUEST                     $100.00     $ 83.92     $103.50     $ 79.72     $ 54.55     $ 83.92     $ 84.62
 THE NASDAQ STOCK
  MARKET (U.S. COMPANIES)     $100.00     $ 95.49     $ 98.90     $103.78     $ 98.15     $116.13     $135.77
 NASDAQ COMPUTER AND DATA
  PROCESSING SERVICES
  STOCKS                      $100.00     $ 96.34     $ 98.27     $102.18     $ 94.84     $121.61     $132.99

                             12/31/97     3/31/98     6/30/98     9/30/98    12/31/98     3/31/99     6/30/99
                             --------     -------     -------     -------    --------     -------     -------
 SUNQUEST                     $ 54.55     $ 54.20     $ 51.05     $ 50.35     $ 79.02     $ 65.73     $ 90.21
 THE NASDAQ STOCK MARKET
  (U.S. COMPANIES)            $127.11     $148.76     $152.86     $137.94     $179.25     $201.03     $219.91
 NASDAQ COMPUTER AND DATA
  PROCESSING SERVICES
  STOCKS                      $125.52     $165.82     $183.67     $172.36     $223.96     $270.19     $281.05

                              9/30/99      12/31/99       3/31/00       6/30/00        9/29/00       12/29/00
                             ---------     ---------     ---------     ---------      ---------      ---------
 SUNQUEST                     $ 90.21       $ 75.52       $ 62.94       $ 60.14        $ 76.22        $ 50.00
 THE NASDAQ STOCK MARKET
  (U.S. COMPANIES)            $225.39       $333.12       $373.86       $325.04        $299.08        $200.43
 NASDAQ COMPUTER AND DATA
  PROCESSING SERVICES STOCKS  $292.69       $492.10       $486.61       $397.57        $367.91        $227.60

---------------
(1) Assumes $100 invested on May 31, 1996 in Sunquest Common Stock, The Nasdaq Stock Market (U.S. Companies) and the Nasdaq Computer and Data Processing Services Stocks.

(2) Total Return assumes reinvestment of dividends. Except for S corporation distributions, no dividends have been declared or paid on the Company's Common Stock.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Under Section 16(a) of the Securities Exchange Act of 1934, as amended, the Company's directors, officers, and persons who are directly or indirectly the beneficial owners of more than 10% of the Common Stock of the Company are required to file with the Commission, within specified monthly and annual due dates, a statement of their initial beneficial ownership and all subsequent changes in ownership of common stock. Rules of the Commission require such persons to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, the Company believes that, during the year ended December 31, 2000, all such persons complied with all applicable filing requirements.